UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers: 0-23876 and 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

(Full title of the plans and the address of the plans, if different from that of the issuer named below:)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans

And address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 19, 2007

1

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$36,926	$615,639
Investment, at fair value	780,789,293	822,310,802
Employee contribution receivable	914,399	1,124,290
Employer contribution receivable	2,878,246	3,559,254
Net assets, at fair value	784,618,864	827,609,985

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,047,134	1,149,426
Net assets available for benefits	$785,665,998	$828,759,411

See accompanying notes.

2

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Interest and dividends	$29,739,092	$25,943,293
Transfer of participant accounts from affiliated plans	2,473,469	1,969,714

Contributions:
Employees	35,020,016	38,765,579
Employer	14,503,833	15,753,228
Total additions	81,736,410	82,431,814

Deductions
Withdrawals by participants	(166,664,421)	(90,123,975)
Administration expenses	(45,659)	(56,570)
Total deductions	(166,710,080)	(90,180,545)

Net realized and unrealized appreciation (depreciation) of investments	41,880,257	(2,175,300)
Net decrease	(43,093,413)	(9,924,031)

Net assets available for benefits:
Beginning of year	828,759,411	838,683,442
End of year	$785,665,998	$828,759,411

See accompanying notes.

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Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2006

1.  Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the Federal ID number changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 40% of eligible compensation as defined by the Plan. Participants may also contribute up to 20% on an after-tax basis with a combined limit up to 60%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, company-matching contributions are participant-directed. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2006, the Company had approximately $492,736 in forfeitures which will be used to offset future employer contributions, compared to $491,821 at December 31, 2005. During 2006, $302,811 of forfeitures were used to reduce employer contributions, compared to $467,553 during 2005.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All contributions are participant-directed. Certain employees have a portion of their investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

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Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. Participant loans are valued at cost; which approximates market. Fully benefit-responsive contracts, which are held by the T. Rowe Price Blended Stable Value Fund, are reported at fair value in the Plan’s Statement of Net Assets available for Benefits with a corresponding adjustment to reflect these investments at contract

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value. Contract value is cost plus accrued income minus redemptions. Fair value is determined by discounting the scheduled future payments under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as amended” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Effective December 31, 2006, the Plan adopted the provisions of the FSP, which requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of

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Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2006	2005
SSCC Common Stock Fund (5,762,390 and 7,133,187 shares of common stock)	$60,852,006	$101,078,943
Exxon Mobil Corporation Common Stock Fund (1,133,974 and 1,374,991 shares of common stock)	86,896,404	77,233,292
T. Rowe Price Equity Income Fund (4,324,119 and 4,809,403 shares of mutual fund)	127,777,725	124,659,730
T. Rowe Price Personal Strategy Balanced Fund (2,893,603 and 3,114,416 shares of mutual fund)	58,045,674	58,457,594
T. Rowe Price Blended Stable Value Fund (123,194,018 and 137,745,706 units of common trust fund)	122,146,884	136,596,277
T. Rowe Price Blue Chip Growth Fund (1,707,015 and 2,078,224 shares of mutual fund)	60,991,640	67,916,361
T. Rowe Price New Horizons Fund (1,253,798 and 1,535,254 shares of mutual fund)	40,485,123	48,728,962

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During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2006	2005

Mutual funds	$36,775,707	$15,356,084
Common stock	2,509,206	(18,410,650)
Common trust fund	2,595,344	879,266
	$41,880,257	$(2,175,300)

4.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$785,665,998	$828,759,411
Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,047,134)	—
Net assets available for benefits per the Form 5500	$784,618,864	$828,759,411

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net realized and unrealized appreciation (depreciation) in fair value of investments per the financial statements	$41,880,257	$(2,175,300)
Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,047,134)	—
Net realized and unrealized appreciation (depreciation) in fair value of investments per the Form 5500	$40,833,123	$(2,175,300)

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5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

6.  Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

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Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

EIN #36-2041256                Plan #062

Schedule H, Line 4i — Schedule of Assets   (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value

SSCC Common Stock Fund*	5,762,390 shares of common stock	$60,852,006

Exxon Mobil Corporation Common Stock Fund	1,133,974 shares of common stock	86,896,404

Morgan Stanley International Equity Fund	379,115 shares of mutual funds	7,802,176

T. Rowe Price Spectrum Income Fund*	1,722,718 shares of mutual funds	20,999,940

T. Rowe Price New Income Fund*	558,580 shares of mutual fund	4,982,533

T. Rowe Price Equity Income Fund*	4,324,119 shares of mutual fund	127,777,725

T. Rowe Price Personal Strategy Balanced Fund*	2,893,603 shares of mutual fund	58,045,674

T. Rowe Price New Horizons Fund*	1,253,798 shares of mutual fund	40,485,123

T. Rowe Price International Stock Fund*	1,262,320 shares of mutual fund	21,244,843

Fidelity Contra Fund	432,621 shares of mutual fund	28,206,945

Fidelity Value Fund	477,904 shares of mutual fund	38,519,058

Putnam New Opportunities Fund	322,577 shares of mutual fund	16,006,283

T. Rowe Price Blended Stable Value Fund*	123,194,018 units of common trust funds	122,146,884

Equity Index Trust (S&P 500)	446,502 units of common trust funds	18,485,168

T. Rowe Price Personal Strategy Income Fund*	617,774 shares of mutual fund	9,785,543

T. Rowe Price Personal Strategy Growth Fund*	651,332 shares of mutual fund	16,517,784

T. Rowe Price Summit Cash Reserves Fund*	9,423,736 shares of mutual fund	9,423,736

T. Rowe Price Small Capitalization Value Fund*	596,168 shares of mutual fund	24,568,096

T. Rowe Price Blue Chip Growth Fund*	1,707,015 shares of mutual fund	60,991,640

Participant loans*	Interest rates range from 4.08% to 10.25% maturities through 2021	7,051,732
		$780,789,293

*Parties-in-interest.

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 19, 2007

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2006
Assets
Cash	$—	$123,639
Investments, at fair value	105,572,869	125,139,475
Employer contribution receivable	99,795	162,986
Employee contribution receivable	237,009	450,086
Net assets, at fair value	105,909,673	125,876,186

Adjustment from fair value to contract value for fully benefit-responsive interest contracts	120,914	133,475
Net assets available for benefits	$106,030,587	$126,009,661

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Interest and dividends	$3,970,522	$3,699,163

Contributions:
Employees	8,895,785	11,022,246
Employer	2,223,630	2,369,942
Total additions	15,089,937	17,091,351

Deductions:
Net transfers of participant accounts to other plans	(512,388)	(688,092)
Withdrawals by participants	(36,871,054)	(10,304,935)
Administrative expenses	(8,619)	—
Total deductions	(37,392,061)	(10,993,027)

Net realized and unrealized appreciation (depreciation) in fair value of investments	2,323,050	(1,086,181)
Net (decrease) increase	(19,979,074)	5,012,143

Net assets available for benefits:
Beginning of year	126,009,661	120,997,518
End of year	$106,030,587	$126,009,661

See accompanying notes.

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Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2006

1.  Description of Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the Federal ID number changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees at facilities identified with Jefferson Smurfit Corporation (U.S.) prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, for all locations, Company matching contributions are participant-directed. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2006, the Company had approximately $13,330 in forfeitures which will be used to offset future employer contributions, compared to $10,639 at December 31, 2005. During 2006, $6,253 of forfeitures were used to reduce employer contributions, compared to $20,849 in 2005.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All contributions are participant-directed.

5

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. Fully benefit-responsive contracts, which are held by the T. Rowe Price Blended Stable Value Fund, are reported at fair value in the Plan’s Statement of Net Assets available for Benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is cost plus accrued income minus redemptions. Fair value is determined by discounting the scheduled future payments under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

6

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those.

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as amended” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Effective December 31, 2006, the Plan adopted the provisions of the FSP, which requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

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3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2006	2005

SSCC Common Stock Fund (1,002,255 and 1,292,129 shares of common stock)	$10,583,810	$18,309,474
T. Rowe Price Blue Chip Growth Fund (279,021 and 351,631 shares of mutual fund)	9,969,428	11,491,310
T. Rowe Price Blended Stable Value Fund (14,225,455 and 15,995,492 units of common trust fund)	14,104,541	15,862,017
T. Rowe Price New Horizons Fund (401,800 and 513,168 shares of mutual fund)	12,974,093	16,287,983
T. Rowe Price Personal Strategy Balanced Fund (495,987 and 578,928 shares of mutual fund)	9,949,509	10,866,485
T. Rowe Price Equity Income Fund (715,506 and 912,777 shares of mutual fund)	21,143,200	23,659,183

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2006	2005

Mutual funds	$6,006,676	$3,129,983
Common stock	(4,263,007)	(4,407,634)
Common trust funds	579,381	191,470
	$2,323,050	$(1,086,181)

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4.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$106,030,587	$126,009,661
Adjustment from contract value to fair value for fully benefit-responsive contracts	(120,914)	—
Net assets available for benefits per the Form 5500	$105,909,673	$126,009,661

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net realized and unrealized appreciation (depreciation) in fair value of investments per the financial statements	$2,323,050	$(1,086,181)
Adjustment from contract value to fair value for fully benefit-responsive contracts	(120,914)	—
Net realized and unrealized appreciation (depreciation) in fair value of investments per the Form 5500	$2,202,136	$(1,086,181)

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2006, the Company sold its consumer packaging business, which consequently resulted in a partial plan termination. The partial plan termination resulted in the affected participant accounts becoming fully vested.

9

6.  Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

EIN #36-2041256                 Plan #063

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value

SSCC Common Stock Fund*	1,002,255 shares of common stock	$10,583,810

Morgan Stanley International Equity Fund	22,205 shares of mutual fund	456,976

T. Rowe Price Equity Income Fund*	715,506 shares of mutual fund	21,143,200

T. Rowe Price Personal Strategy Balanced Fund*	495,987 shares of mutual fund	9,949,509

T. Rowe Price New Horizons Fund*	401,800 shares of mutual fund	12,974,093

T. Rowe Price International Stock Fund*	184,897 shares of mutual fund	3,111,821

Fidelity Contra Fund	49,449 shares of mutual fund	3,224,099

Fidelity Value Fund	34,582 shares of mutual fund	2,787,339

Putnam New Opportunities Fund	82,069 shares of mutual fund	4,072,275

T. Rowe Price Blended Stable Value Fund*	14,225,455 units of common trust funds	14,104,541

Equity Index Trust (S&P 500)	94,496 units of common trust funds	3,912,128

T. Rowe Price Personal Strategy Income Fund*	74,787 shares of mutual fund	1,184,625

T. Rowe Price Personal Strategy Growth Fund*	123,576 shares of mutual fund	3,133,882

T. Rowe Price Summit Cash Reserves Fund*	1,591,505 shares of mutual fund	1,591,505

T. Rowe Price Spectrum Income Fund*	133,424 shares of mutual fund	1,626,435

T. Rowe Price Blue Chip Growth Fund*	279,021 shares of mutual fund	9,969,428

T. Rowe Price New Income Fund*	36,355 shares of mutual fund	324,286

T. Rowe Price Small Capitalization Fund*	34,528 shares of mutual fund	1,422,917
		$105,572,869

*Parties-in-interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 19, 2007

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$562	$26,251
Investments, at fair value	214,815,189	207,665,165
Employee contribution receivable	539,928	599,129
Employer contribution receivable	289,868	328,563
Net assets, at fair value	215,645,547	208,619,108

Adjustment from fair value to contract value for fully benefit-responsive contracts	372,449	356,187
Net assets available for benefits	$216,017,996	$208,975,295

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Interest and dividends	$7,315,626	$6,355,413

Contributions:
Employees	14,987,673	15,083,895
Employer	3,735,918	3,714,699
Total additions	26,039,217	25,154,007

Deductions:
Net transfer of participants to other plan	(1,511,761)	(1,321,866)
Withdrawals by participants	(27,801,262)	(12,605,823)
Administrative expenses	(10,525)	(11,108)
Total deductions	(29,323,548)	(13,938,797)

Net realized and unrealized appreciation in fair value of investments	10,327,032	2,986,346
Net increase	7,042,701	14,201,556

Net assets available for benefits:
Beginning of year	208,975,295	194,773,739
End of year	$216,017,996	$208,975,295

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2006

1.  Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, Jefferson Smurfit Corporation (U.S.) was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The Federal ID number, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. Certain locations have adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, for all locations, Company matching contributions are participant-directed.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract, generally either immediate vesting or vesting in 20% increments after each year of service with full vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. At December 31, 2006, the Company had approximately $22,266 in forfeitures which will be used to offset future employer contributions, compared to $15,763 at December 31, 2005. During 2006, $10,151 of forfeitures were used to reduce employer contributions, compared to $20,182 during 2005.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

5

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. Fully benefit-responsive contracts, which are held by the T. Rowe Price Blended Stable Value Fund, are reported at fair value in the Plan’s Statement of Net Assets available for Benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is cost plus accrued income minus redemptions. Fair value is determined by discounting the scheduled future payments under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

6

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as amended” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Effective December 31, 2006, the Plan adopted the provisions of the FSP, which requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

7

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2006	2005
T. Rowe Price Personal Strategy Balanced Fund (1,262,242 and 1,296,557 shares of mutual fund)	$25,320,574	$24,336,375
T. Rowe Price Equity Income Fund (1,564,758 and 1,623,023 shares of mutual fund)	46,238,607	42,068,752
T. Rowe Price Blue Chip Growth Fund (1,231,142 and 1,350,498 shares of mutual fund)	43,988,730	44,134,263
T. Rowe Price Blended Stable Value Fund (43,818,153 and 42,685,050 units of common trust fund)	43,445,704	42,328,862

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2006	2005

Mutual funds	$12,958,809	$4,135,747
Common stock	(3,021,783)	(1,274,247)
Common trust funds	390,006	124,846
	$10,327,032	$2,986,346

8

4.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$216,017,996	$208,975,295
Adjustment from contract value to fair value for fully benefit-responsive contracts	(372,449)	—
Net assets available for benefits per the Form 5500	$215,645,547	$208,975,295

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net realized and unrealized appreciation in fair value of investments per the financial statements	$10,327,032	$2,986,346
Adjustment from contract value to fair value for fully benefit-responsive contracts	(372,449)	—
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$9,954,583	$2,986,346

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

9

6.  Plan Tax Status

The Plan has received a determination letter from the IRS dated December 15, 2003, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN #36-2041256         Plan #043

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value

SSCC Common Stock Fund*	793,581 shares of common stock	$8,380,218

Morgan Stanley International Equity Fund	58,363 shares of mutual fund	1,201,103

T. Rowe Price Equity Income Fund*	1,564,758 shares of mutual fund	46,238,607

T. Rowe Price Personal Strategy Balanced Fund*	1,262,242 shares of mutual fund	25,320,574

T. Rowe Price New Horizons Fund*	192,115 shares of mutual fund	6,203,398

T. Rowe Price International Stock Fund*	130,369 shares of mutual fund	2,194,116

Fidelity Contra Fund	76,806 shares of mutual fund	5,007,793

Fidelity Value Fund	60,781 shares of mutual fund	4,898,948

Putnam New Opportunities Fund	152,998 shares of mutual fund	7,591,787

T. Rowe Price Blended Stable Value Fund*	43,818,153 units of common trust funds	43,445,704

Equity Index Trust (S&P 500)	69,023 units of common trust funds	2,857,540

T. Rowe Price Personal Strategy Income Fund*	144,838 shares of mutual fund	2,294,232

T. Rowe Price Personal Strategy Growth Fund*	132,040 shares of mutual fund	3,348,530

T. Rowe Price Summit Cash Reserves Fund*	5,005,504 shares of mutual fund	5,005,504

T. Rowe Price Spectrum Income Fund*	229,551 shares of mutual fund	2,798,230

T. Rowe Price Blue Chip Growth Fund*	1,231,142 shares of mutual fund	43,988,730

T. Rowe Price New Income Fund*	86,838 shares of mutual fund	774,597

T. Rowe Price Small Capitalization Fund*	79,242 shares of mutual fund	3,265,578
		$214,815,189

*Parties-in-interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 19, 2007

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$—	$11,549
Investments, at fair value	34,864,465	31,082,067
Employee contribution receivable	95,499	94,400
Employer contribution receivable	32,200	31,948
Net assets, at fair value	34,992,164	31,219,964

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,799	29,895
Net assets available for benefits	$35,023,963	$31,249,859

See accompanying notes.

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Interest and dividends	$1,298,828	$976,338
Net transfer of participant accounts from affiliated plans	—	40,244

Contributions:
Employees	2,641,288	2,521,139
Employer	480,306	453,508
Total additions	4,420,422	3,991,229

Deductions:
Net transfer of participants to other plan	(354,262)	—
Withdrawal by participants	(2,113,263)	(2,228,506)
Administrative expenses	(3,388)	(3,625)
Total deductions	(2,470,913)	(2,232,131)

Net realized and unrealized appreciation in fair value of investments	1,824,595	766,269
Net increase	3,774,104	2,525,367

Net assets available for benefits:
Beginning of year	31,249,859	28,724,492
End of year	$35,023,963	$31,249,859

See accompanying notes.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2006

1.  Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation. Stone Container Corporation assumed the role of plan sponsor effective July 31, 2003. On November 1, 2004, Stone Container Corporation’s name was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The Federal ID number, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S.), Inc. prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 22% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Certain locations have adopted an amendment which specifies the Company contributions be made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, employer matching contributions are invested according to participant direction. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All contributions are participant-directed.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2006, the Company has approximately $50,732 in forfeitures which will be used to offset future employer contributions, compared to $52,674 at December 31, 2005. During 2006, $6,301 of forfeitures were used to reduce employer contributions, compared to $8,240 during 2005.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. Participant loans are valued at cost, which approximates market. Fully benefit-responsive contracts, which are held by the T. Rowe Price Blended Stable Value Fund, are reported at fair value in the Plan’s Statement of Net Assets available for Benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is cost plus accrued income minus redemptions. Fair value is determined by discounting the scheduled future payments under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as amended” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Effective December 31, 2006, the Plan adopted the provisions of the FSP, which requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2006	2005
T. Rowe Price Blue Chip Growth Fund (109,189 and 107,349 shares of mutual fund)	$3,901,340	$3,508,172
T. Rowe Price Spectrum Income Fund (181,425 and 178,378 shares of mutual fund)	2,211,573	2,103,074
T. Rowe Price Equity Income Fund (203,190 and 206,325 shares of mutual fund)	6,004,266	5,347,962
T. Rowe Price Blended Stable Value Fund (3,741,136 and 3,582,607 units of common trust fund)	3,709,337	3,478,898
T. Rowe Price New Horizons Fund (60,039 and 55,968 shares of mutual fund)	1,938,675	1,776,437
Putnam New Opportunities Fund (85,145 and 89,287 shares of mutual fund)	4,224,907	4,075,968
Fidelity Value Fund (22,359 and 19,803 shares of mutual funds)	1,802,149	1,502,662

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2006	2005

Mutual funds	$2,049,982	$751,434
Common stock	(318,276)	(254,850)
Common trust funds	92,889	269,685
	$1,824,595	$766,269

4.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$35,023,963	$31,249,859
Adjustment from contract value to fair value for fully benefit-responsive contracts	(31,799)	—
Net assets available for benefits per the Form 5500	$34,992,164	$31,249,859

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net realized and unrealized appreciation in fair value of investments per the financial statements	$1,824,595	$766,269
Adjustment from contract value to fair value for fully benefit-responsive contracts	(31,799)	—
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$1,792,796	$766,269

5.  Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN #54-1850745                     Plan #001

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Assets	Current Value

SSCC Common Stock Fund*	90,307 shares of common stock	$953,638

Morgan Stanley International Equity Fund	19,315 shares of mutual fund	397,497

T. Rowe Price Blended Stable Value Fund*	3,741,136 units of common trust funds	3,709,337

T. Rowe Price Blue Chip Growth Fund*	109,189 shares of mutual fund	3,901,340

T. Rowe Price International Stock Fund*	102,552 shares of mutual fund	1,725,956

T. Rowe Price New Horizons Fund*	60,039 shares of mutual fund	1,938,675

T. Rowe Price Personal Strategy Bal Fund*	52,469 shares of mutual fund	1,052,519

T. Rowe Price Equity Income Fund*	203,190 shares of mutual fund	6,004,266

Fidelity Value Fund	22,359 shares of mutual fund	1,802,149

Fidelity Contra Fund	26,320 shares of mutual fund	1,716,075

Putnam New Opportunities Fund	85,145 shares of mutual fund	4,224,907

Equity Index Trust (S&P 500)	16,621 units of common trust funds	688,126

T. Rowe Price Personal Strategy Income Fund*	40,108 shares of mutual fund	635,320

T. Rowe Price Personal Strategy Growth Fund*	67,154 shares of mutual fund	1,703,033

T. Rowe Price Summit Cash Reserves Fund*	1,007,357 shares of mutual fund	1,007,357

T. Rowe Price Spectrum Income Fund*	181,425 shares of mutual fund	2,211,573

T. Rowe Price New Income Fund*	26,734 shares of mutual fund	238,470

T. Rowe Price Small Capitalization Value Fund*	20,002 shares of mutual fund	824,278

Participant loans*	Loans to participants, bearing interest	129,949
	at 4% to 9.75%, maturities through 2021
		$34,864,465

*Party-in-interest.

SIGNATURES

The Plans.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Smurfit-Stone Container Corporation Savings Plan
Jefferson Smurfit Corporation Hourly Savings Plan
Smurfit-Stone Container Corporation Hourly Savings Plan
St. Laurent Paperboard Hourly Savings Plan
(Name of Plans)

Date: June 27, 2007	/s/ Paul K. Kaufmann
Paul K. Kaufmann
Member, Administrative Committee of the
Smurfit-Stone Container Corporation
Retirement Plans